DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

December 3, 2009

VIA OVERNIGHT COURIER AND EDGAR

Ms. Jennifer Gowetski

Ms. Angela McHale

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3010CF/AD8

Washington, D.C. 20549

Re:	KBS Legacy Apartment Community REIT, Inc. Amendment No. 3 to Registration Statement on Form S-11 Filed on December 3, 2009 File No. 333-161449

Dear Ms. Gowetski and Ms. McHale:

On behalf of our client, KBS Legacy Apartment Community REIT, Inc. (the “Registrant”), a Maryland corporation, and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 3 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 3”).

Amendment No. 3 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to C. Preston Butcher, Chief Executive Officer of the Registrant, dated November 18, 2009 (the “Comment Letter”). This letter provides responses to the Comment Letter. Note that Amendment No. 3 also includes numerous revisions in response to comments received from state securities examiners participating in a coordinated review of the Registrant’s proposed offering. We do not believe that any of the revisions we have made in response to state comments are inconsistent with comments we have received to date from the Staff, however we welcome any questions that you may have about these changes.

For the Staff’s convenience, the Registrant is providing the Staff with four clean copies of Amendment No. 3 along with four additional copies marked to indicate the location of changes from Amendment No. 2 filed on November 5, 2009, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the marked courtesy copies of Amendment No. 3.

December 3, 2009

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Will I be notified of how my investment is doing? page 28

1.	We note your response to prior comment 4 and the revised disclosure on page 29. Please revise to briefly describe the assumptions on which your advisor or another firm would base its estimate regarding the value of your shares.

We have made the requested revision and added the following description of the methodology and assumptions that we expect the Registrant’s advisor or another firm would use as the basis for an estimate of the value of the Registrant’s shares (marked to show added text):

When determining the estimated value of our shares by methods other than the last price paid to acquire a share in an offering, our advisor, or another firm we choose for that purpose, will estimate the value of our shares based upon a number of assumptions that may not be accurate or complete. Specifically, we expect that the value of our investments in real estate will be determined using either a direct capitalization or a discounted cash flow analysis that will employ internally prepared cash flow estimates, initial and/or terminal capitalization rates within historical average ranges and discount rates that fall within ranges that the firm performing the valuation believes are used by similar investors. We expect that the capitalization rate ranges and discount rate ranges will be obtained from third-party services and the capitalization rate ranges will be gathered for specific metro areas and applied on a property-by-property basis. To the extent that relevant data is available, the value of our real estate assets may also be estimated by taking into account the relative prices paid in connection with comparable real estate transactions in the markets where our properties are located. Although we believe direct capitalization, discounted cash flow analysis and the use of comparable transaction data are all industry standards and acceptable valuation methodologies to determine fair value in accordance with generally accepted accounting principals, the estimated values for our investments in real estate may not represent current market values. We expect our notes payable would be valued using a similar methodology using estimates of cash flows based on the remaining loan terms and on estimates of current market interest rates for instruments with similar characteristics. Our other assets and liabilities would generally be valued at their book value, except that certain assets and liabilities would be excluded from the calculation to the extent they were already considered in the real estate or other valuations. Accordingly, these estimates may not be an

December 3, 2009

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accurate reflection of the fair market value of our investments and will not likely represent the amount of net proceeds that would result from an immediate sale of our assets.

See pages 29-30 of Amendment No. 3. We have also made a conforming change at pages 169-170 of Amendment No. 3.

Certain Conflict Resolution Measures, page 91

2.	We note your added disclosure on pages 92-93 regarding the ability of KBS Capital Advisors and Legacy Partners to exclude other investment activities from the scope of the restriction if they determine such activities would not compete with you. To the extent either entity decides to exclude such activity, please clarify whether notice is required to be given to your conflicts committee and whether the conflicts committee has some ability to determine what constitutes a competitive investment activity.

We have revised the form of Advisory Agreement to require the Registrant’s conflicts committee to approve any additional proposed exclusions from the restriction on competing business activities described in the prospectus. Specifically, if KBS Capital Advisors and Legacy Partners Residential Realty, LLC determine that an exclusion from the restriction is appropriate, the Advisor will submit notice of the proposed exclusion to the Registrant’s conflicts committee, which notice will include a detailed description of the proposed excluded activity and the basis for the determination by KBS Capital Advisors and Legacy Partners Residential Realty, LLC that the proposed excluded activity is not competitive with the Registrant or its investments. The Conflicts Committee will then have the authority to approve or reject the proposed exclusion. See Section 11.01 of Exhibit 10.1 to Amendment No. 3 for the text of the revision to the Advisory Agreement. We have made a conforming change to the disclosure on page 97 of Amendment No. 3.

Prior Performance Summary, page 120

3.	We note your response to prior comment 11. Please revise your disclosure to clarify that Messrs. Bren and Schreiber had sole responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds. In addition, we note your revised disclosure on page 121 that Messrs. Butcher, Henry and Hays, as managing members of LP 2002 [sic], along with certain of the other key real estate professionals with Legacy Residential entities, collectively have the sole responsibility for acquiring, financing, managing, developing and selling the real estate assets. Please revise to identify the other key real estate professionals and clarify whether such individuals are currently affiliated with you, your advisor or sub-advisor.

December 3, 2009

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We have made the requested revision to clarify that Messrs. Bren and Schreiber, through their control of affiliated entities, had sole responsibility for acquiring, investing, managing, developing and selling the real estate and real estate-related assets of each of the funds described. See page 139 of Amendment No. 3. With regard to the disclosure relating to Messrs. Butcher, Henry and Hays, we have made the requested revision to identify the other key real estate professionals involved with Legacy Residential in acquiring, financing, managing, developing and selling the real estate assets and to disclose whether these individuals are currently affiliated with our Legacy sponsors. See page 125 of Amendment No. 3.

The Registrant acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Damon McLean at (929) 786-2011 or me at (919) 786-2002.

Very truly yours,

DLA Piper LLP (US)

Robert H. Bergdolt

Partner

cc:	C. Preston Butcher, Chief Executive Officer

KBS Legacy Apartment Community REIT, Inc.